UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 4, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD; AND

CHANGE OF MEMBERS OF

SPECIAL COMMITTEES OF THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept join responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and the rules for the meeting of the board of directors (the “Board”) of the Company and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2020 third regular meeting (the “Meeting”) of the ninth session of the Board was held by way of telecommunication on 29 April 2020.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

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Mr. Liu Shaoyong, being the chairman of the Company, Mr. Li Yangmin, being the vice chairman of the Company, Mr. Tang Bing and Mr. Wang Junjin, being the Directors, Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being the independent non-executive Directors, and Mr. Yuan Jun, being the employee representative Director, were present at the Meeting and all voted in favour of the relevant resolutions at the Meeting. All Directors considered and unanimously passed the following resolutions:

I.	Considered and approved the 2020 first quarterly financial report of the Company.

II.	Considered and approved the 2020 first quarterly report of the Company.

For the full text of the 2020 first quarterly report of the Company, please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (www.hkexnews.hk).

III.	Considered and approved the resolution regarding the appointment of vice president of the Company.

Agreed to appoint Mr. Liu Tiexiang as the vice president of the Company for a term consistent with that of the current session of the Board. For details, please refer to the announcement of the Company dated 29 April 2020 published on China Securities Journal, Shanghai Securities News, Securities Daily, the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

IV.	Considered and approved the resolution regarding the adjustment of members of special committees of the Board.

The Company recently received the resignation letter tendered by Mr. Wang Junjin. Mr. Wang Junjin has resigned as a member of the Nomination and Remuneration Committee of the Board and a member of the Planning and Development Committee of the Board due to personal work commitments. The Board would like to express its gratitude to Mr. Wang Junjin for his contributions during his tenure of office.

Agreed Mr. Lin Wanli, an independent Director of the Company, to serve as a member of the Planning and Development Committee for a term consistent with that of the current session of the Board. For details, please refer to the announcement of the Company dated 29 April 2020 published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

29 April 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non- executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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